UNITED STATES	SEC FILE NUMBER
SECURITIES AND EXCHANGE COMMISSION	814-00659
Washington, D.C. 20549	CUSIP NUMBER
74348T102
FORM 12b-25/A
(Amendment No. 1)

NOTIFICATION OF LATE FILING

(Check one):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	`	Form N-CEN
	☐	Form N-CSR

For Period Ended: June 30, 2023

	☐	Transition Report on From 10-K

	☐	Transition Report on From 20-F

	☐	Transition Report on From 11-K

	☐	Transition Report on From 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Prospect Capital Corporation
Full Name of Registrant

Former Name if Applicable

10 East 40th Street, 42nd Floor
Address of Principal Executive Office (Street and Number)

New York, NY 10016
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.

On August 29, 2023, Prospect Capital Corporation (the “Company”) filed a Form 12b-25 (the “Original 12b-25”). The Original 12b-25 detailed that the Company was unable to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2023 (the “2023 Form 10-K”) within the prescribed time period without unreasonable effort or expense as the Company and its independent registered public accounting firm require additional time to complete the documentation of the audit of the Company’s consolidated financial statements as of and for the fiscal year ended June 30, 2023 in accordance with the standards of the Public Company Accounting Oversight Board and of the audit of the effectiveness of the Company’s internal control over financial reporting as of June 30, 2023, based upon criteria in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

The Company expects to file its Form 10-K within the extension period of 15 calendar days as provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company does not expect any changes to its previously reported financial results, including the financial results previously reported in its August 29, 2023 press release, furnished as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed August 29, 2023.

This Amendment Number 1 to the Original 12b-25 is being filed solely to attach Exhibit 99.1, the statement of the Company’s independent registered public accounting firm in satisfaction of item (c) of Part II of Form 12b-25.

Cautionary Note Regarding Forward-Looking Statements
This report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, including those relating to the filing of the 2023 Form 10-K, other than statements of historical fact included in this report are forward-looking statements. When used in this report, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend” and similar expressions, as they relate to the Company or its management team, identify forward-looking statements. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, the Company’s management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in the Company’s filings with the Securities and Exchange Commission (the “SEC”). All subsequent written or oral forward-looking statements attributable to the Company or persons acting on its behalf are qualified in their entirety by this paragraph. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company. The Company undertakes no obligation to update any such statement now or in the future.

PART IV — OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

Kristin Van Dask	212	448-0702
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s).

Yes	☒	No	☐

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof?

Yes	☐	No	☒
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Prospect Capital Corporation
(Name of Registrant as Specified in the Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By:     /s/ Kristin Van Dask
Name: Kristin Van Dask
Title: Chief Financial Officer
Date:  August 31, 2023
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